Exhibit 3.2
CERTIFICATE OF AMENDMENT
OF
THE CERTIFICATE OF DESIGNATIONS
OF
POLYMEDIX, INC.
SERIES 1 CONVERTIBLE PREFERRED STOCK
     POLYMEDIX, INC., (the “Corporation”), a corporation organized and existing under of the General Corporation Law of the State of Delaware, does hereby certify:
     FIRST: That the board of directors of the Corporation (the “Board of Directors”), at a duly convened meeting of the Board of Directors, duly adopted a resolution declaring advisable the amendment the Corporation’s Certificate of Designations of Series 1 Convertible Preferred Stock (the “Certificate”), filed with the Office of the Secretary of State of the State of Delaware on November 8, 2005, and submitted the same to the stockholders of the Corporation for approval, including a separate class vote of the holders of Series 1 Convertible Preferred Stock. The resolution setting forth the proposed amendment is as follows:
     RESOLVED, that Section 5(b)(i) of the Certificate, be amended and restated in its entirety as follows:
“(b)(i) Automatic. Notwithstanding anything contained herein to the contrary, upon the filing of this Amendment to this Certificate of Designations, each outstanding share of Series 1 Preferred Stock, if any, shall, without any action on the part of the holder thereof or the Corporation, be converted automatically into 2.247 shares of Common Stock plus, in the event the Corporation shall issue, prior to January 1, 2008, any Additional Stock (as defined in Section 5(e)(ii) below) without consideration or for a consideration per share less than $1.50 (as appropriately adjusted for stock splits, stock dividends, recapitalizations and similar events), a number of             shares of Common Stock equal to (A) the number of shares of Common Stock into which each such share of Series 1 Preferred Stock would have been convertible pursuant to Section 5(a) if such Additional Stock had been issued immediately prior to the filing of this Amendment minus (B) 2.
Such conversion shall be automatic, without need for any further action by the holders of shares of Series 1 Preferred Stock and regardless of whether the certificates representing such shares are surrendered to the Corporation or its transfer agent; provided, however, that the Corporation shall not be obligated to issue certificates evidencing the shares of Common Stock issuable upon such conversion unless certificates evidencing such shares of Series 1 Preferred Stock so converted are surrendered to the Corporation in accordance with the procedures described in

Subsection 5(d) below. Upon the conversion of the Series 1 Preferred Stock pursuant to this Subsection 5(b)(i), the Corporation shall promptly send writteFn notice thereof, by registered or certified mail return receipt requested and postage prepaid, by hand delivery or by overnight delivery, to each holder of record of Series 1 Preferred Stock at his or its address then shown on the records of the Corporation, which notice shall state that certificates evidencing shares of Series 1 Preferred Stock must be surrendered at the office of the Corporation (or of its transfer agent for the Common Stock, if applicable) in the manner described in Subsection 5(d) below.”
     SECOND: That the stockholders of the Corporation have duly approved the aforesaid amendment in accordance with the provisions of Sections 211 and 242 of the General Corporation Law of the State of Delaware.
     IN WITNESS WHEREOF, the Corporation has caused this Certificate of Amendment to be duly adopted and executed in its corporate name and on its behalf by its duly authorized officer as of the 5th day of June, 2007.

POLYMEDIX, INC.
By:	/s/ Nicholas Landekic
	Name:	Nicholas Landekic
	Title:	President and Chief Executive Officer